

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 24, 2015

Via E-Mail
Justine A. Cheng
Chief Financial Officer
Newcastle Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

> **Re: Newcastle Investment Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 001-31458**

Dear Ms. Cheng:

We have reviewed your August 13, 2015 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2015 letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Repurchase Agreements, page 63

1. We note your response to comment 3 and your proposed disclosure. Please ensure that in future annual filings you also present the outstanding balance of repurchase agreements at the end of each quarterly period as previously requested.

Note 2 Summary of Significant Accounting Policies

Golf Revenues, page 94

2. We note your response to comments 5 and 6. We note your reliance on ASC 835 for determining the membership deposit liability. Please tell us how you considered the exception to the application of ASC 835 outlined in ASC 835-30-15-3c.

3. We note your response to prior comment 6 and that you determined the expected life of an active membership by calculating a historical average of enrollment and attrition rates. Please tell us what consideration was given to using expected life by type of membership and whether it would have a material impact on your financial statements.

4. We note your response to prior comment 5 and that you have recognized approximately $502,000 of revenue during 2014 relating to the deferred revenue component of the initiation fees. We further note from your Form 10-K that you accreted membership deposit liability of $5.7 million during 2014. Please tell us the balance of the related deferred revenue at December 31, 2013 and 2014. Also, please clarify for us how you have calculated the membership deposit liability accretion and the deferred revenue amortization for 2014. Within your response, please provide us with detail of future membership deposit liability accretion and future deferred revenue amortization.

5. We note your response to prior comment 6 and that you state there is no contractual membership period stipulated in the private club membership arrangement. Please clarify for us how you determined there is no contractual membership period. Your response should address the thirty year period for the refund obligation component.

   If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3295.

   Sincerely,

   /s/ Jennifer Monick

   Jennifer Monick
   Assistant Chief Accountant
   Office of Real Estate and
   Commodities